# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newegg Commerce, Inc., CIK 0001474627
CUSIP: G6483G100
Title of class of securities: Common Shares, par value $0.43696
Address of issuer's principal executive offices: 17560 ROWLAND STREET, 17560 ROWLAND STREET, CITY OF INDUSTRY, California (CA), 91748
Date of event which requires filing of this statement: 06/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001376474-25-000566
Filed by CIK 0002020621
Persons authorized to receive notices and communications: Vladimir Galkin, 10900 NW 97th Street, #102, Miami, Florida (FL), 33178, (310) 880-6330

## Reporting persons
- Galkin Vladimir (CIK 0002020621): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,222,222; sole dispositive power 0; shared dispositive power 2,222,222; aggregate amount beneficially owned 2,222,222 (11.4% of the class)
  Comment: Vladimir Galkin has shared voting power and dispositive power over 2,222,222 shares of common stock, which are held by the Angelica Revocable Trust, dated April 21, 2018 (Galkin Revocable Trust). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimir Galkin and Angelica Galkin are husband and wife.
- Galkin Angelica (CIK 0002038764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,222,222; sole dispositive power 0; shared dispositive power 2,222,222; aggregate amount beneficially owned 2,222,222 (11.4% of the class)
  Comment: Angelica Galkin also has shared voting power and dispositive power over 2,222,222 shares of common stock, which are held by the Galkin Revocable Trust. Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
- Angelica Galkin Revocable Trust, dated April 21, 2018 (CIK 0002038998): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,222,222; sole dispositive power 0; shared dispositive power 2,222,222; aggregate amount beneficially owned 2,222,222 (11.4% of the class)
  Comment: Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 2,222,222 shares of common stock, which are held by the Galkin Revocable Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.43696
Name of issuer: Newegg Commerce, Inc.
Address of issuer's principal executive offices: 17560 ROWLAND STREET, 17560 ROWLAND STREET, CITY OF INDUSTRY, California (CA), 91748
Comment: This statement on Schedule 13D (this " Schedule 13D") originally filed with the Securities and Exchange Commission (the " SEC") on July 1, 2025, jointly by (i) Vladimir Galkin and Angelica Galkin, husband and wife, each a citizen of the United States of America; and ii) The Angelica Galkin Revocable Trust, dated April 21, 2018 ("Galkin Revocable Trust") (collectively, the "Reporting Persons" and individually, a "Reporting Person"), with respect to the shares of the common stock, par value $0.43696 per share (the " Common Stock"), of Newegg Commerce, Inc., a British Virgin Islands corporation (the " Issuer"), is hereby amended to furnish the additional information set forth herein. The address of the principal executive offices of the Issuer is 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA 91765. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Galkin Revocable Trust used cash from its capital account and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein. The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $21,981,825 was paid to acquire the shares of Common Stock reported herein. Part of the purchase price of such shares of Common Stock was obtained through margin borrowing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, each of Vladimir Galkin, Angelica Galkin, and the Galkin Revocable Trust may be deemed to beneficially own, in the aggregate, 2,222,222 shares of Common Stock, representing approximately 11.4% of the outstanding shares of Common Stock of Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The foregoing beneficial ownership percentages reported in this Item 5 are based upon 19,478,394 shares of Common Stock of the Issuer outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F for the year ended December 31, 2024, and filed by the Issuer with the Securities and Exchange Commission on April 28, 2025.
Transactions in the class effected during the past sixty days: See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Exhibit A - Joint Filing Agreement of the Reporting Persons.
2. Schedule A

## Signatures
- Galkin Vladimir: /s/ Vladimir Galkin, Individual (07/10/2025)
- Galkin Angelica: /s/ Angelica Galkin, Individual (07/10/2025)
- Angelica Galkin Revocable Trust, dated April 21, 2018: /s/ Angelica Galkin, Trustee (07/10/2025)